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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **48631**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

C & C Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street (1st Floor)
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III	**(212)433-5470**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form



displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William Charlton III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

C & C Trading, LLC, as

of **December 31**, 20 **20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

JENNIFER MARTINEZ
A Notary Public of New Jersey
My Commission Expires July 23, 2024

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C&C TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

PUBLIC

C&C TRADING, L.L.C.

DECEMBER 31, 2020

Table of Contents

Page No.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C&C Trading, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C&C Trading, L.L.C. (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

March 1, 2021

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

C&C TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	1,113,660
Due from broker		66,669,626
Securities owned		10,063,276
Property and equipment, net of accumulated depreciation of $374,978		96,915
Right of use asset - operating lease		44,246
Other assets		50,446
Total assets	$	78,038,169

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased	$	20,635,743
Accounts payable and accrued liabilities		203,734
Lease liability - operating lease		37,846
Total liabilities		20,877,323
Member's equity		57,160,846
Total liabilities and member's equity	$	78,038,169

The accompanying notes are an integral part of this financial statement.

1. BUSINESS OPERATIONS AND ORGANIZATION

C&C TRADING, L.L.C. (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures, options and other securities and commodities. The Company focuses on market making and relative value strategies. The Company is a registered market maker on the CBOE BYX, CBOE BZX, CBOE EDGA, CBOE EDGX, and the NYSE ARCA exchanges. The Company is also a member of the Investors Exchange (IEX) Chicago Mercantile Exchange's COMEX division. Substantially all securities are held by Goldman Sachs & Co. LLC.

The Company's sole member is C&C Global Markets, LLC. The liability of members of a limited liability company is generally limited to the members' enforceable obligation to make capital contributions and the members' obligation to return any prohibited distributions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows U.S. GAAP guidance on Fair Value Measurements, which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets.

Level 1 - inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets.

Level 2 - inputs related to assets with quoted prices in markets that are not considered active or other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data.

Level 3 - inputs are unobservable and are used to the extent that observable inputs do not exist.

2.   **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Fair Value Measurements (Continued)

The Company's positions in equity securities, bonds, rights, warrants and exchange traded funds (ETFs) are valued based on quoted prices from the respective exchange they are traded on and are categorized in level 1 of the fair value hierarchy or, if traded in a market considered less than active, categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities	$ 4,274,592	$ -	$ -	$ 4,274,592
Bonds	1,459	-	-	1,459
Exchange traded funds	5,787,225	-	-	5,787,225
Total	$ 10,063,276	$ -	$ -	$ 10,063,276
Liabilities				
Securities sold, not yet purchased				
Equity securities	$ 2,400,040	-	-	$ 2,400,040
Exchange traded funds	18,235,703	-	-	18,235,703
Total	$ 20,635,743	$ -	$ -	$ 20,635,743

There were no transfers between levels during the year ended December 31, 2020.

Revenue Recognition

The Company records transactions in securities and the related revenues and expenses on a trade date basis. Realized and unrealized gains and losses on securities owned and securities sold, not yet purchased are included in the determination of trading income.

Interest income and expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

The accounting for these revenues is outside the scope of ASC Topic 606, ("Revenue from Contracts with Customers").

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

2. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short positions are offset by the Company's securities owned, broker receivables and its cash balances at the clearing firm, which are used as collateral for securities borrowed by the clearing firm to make deliveries.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

Income Taxes

The Company is a single-member limited liability company. Accordingly, no provision for income taxes is made in the financial statements, and all taxable income and expense is passed through to the member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2017.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases". The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and less any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or to extend the term of the underlying asset that the Company is reasonably certain to exercise.

2.   **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, "Financial Instruments – Credit Losses". FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

On January 1, 2020, the Company adopted FASB ASC 326-20 but is not required to restate information for prior years. The Company determined that the implementation did not have a material impact on its financial statements. The Company will continue to monitor its receivables to evaluate credit loss deductions and to adjust as needed from period to period as risk characteristics change.

Due from Broker

The Company's Due from broker includes amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through clearing organizations and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is March 1, 2021.

3.   **REGULATORY REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $55,819,916, which was $54,982,416 in excess of its minimum requirement of $837,500. The Company's net capital ratio was .0036 to 1 as of December 31, 2020.

3. **REGULATORY REQUIREMENTS** *(Continued)*

The Company is not subject to the provisions of SEA Rule 15c3-3 due to the limited nature of its business. The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

4. **PROPERTY AND EQUIPMENT**

The classes of property and equipment and the related accumulated depreciation are as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Electronic equipment	3 years	$ 428,708	$ 336,861	$ 91,847
Furniture	5 years	43,185	38,117	5,068
		$ 471,893	$ 374,978	$ 96,915

5. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading activities for which counterparties primarily include broker-dealers, banks and other financial institutions. The Company has indemnified its clearing brokers in the event of counterparty default. In the event counterparties do not fulfill their obligations to its clearing broker, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A substantial portion of the Company's assets are on deposit with clearing brokers.

The Company's cash balance at times exceeded the FDIC insured amount of $250,000 during 2020.

6. **RELATED PARTY TRANSACTIONS**

There are no significant related party transactions to disclose.

7. **LITIGATION SETTLEMENTS**

The Company was a participant in various class action security suits that resulted in settlement income of $85,154 for 2020.

8. **DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS**

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes related to its own business activities. These derivative transactions typically include futures for foreign currencies, ETFs and indices.

In addition, the Company has sold derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020 at fair value, and will incur a loss if the fair value of the derivative contracts sold and not yet owned increases subsequent to December 31, 2020.

Generally, the Company uses these derivatives to mitigate risk of unfavorable price movements of the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the underlying portfolio.

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

The following is a summary of the Company's December 31, 2020 derivative positions:

Category	Contracts	Fair market value	Notional amount	Gain / (loss) recognized in year
Long Futures	32	$ 20,363	$ 3,844,264	$ 83,263
Short Futures	6	$ (31)	$ (727,034)	$ (9,606)

The Company includes the fair market value of its open futures contracts in amounts due from broker. The Company shows the fair market value of any open options contracts in Securities owned or Securities sold, not yet purchased. Gains and losses from its derivative financial instrument trading are included in trading income.

9.   **LEASES**

The Company accounts for its leases in accordance with ASU 2016-02, "Leases". In 2019, the Company signed a new non-cancellable operating lease for office space. Payments due under the lease contract include fixed payments only. Total expense for this space was $76,800 for 2020.

The implicit rate of the lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, and was determined to be 5%.

Future minimum lease payments under this noncancellable operating lease as of December 31, 2020 are as follows:

Years ending December 31,		
2021	$	38,400
Total	$	38,400
Less:		
Imputed interest		(554)
Total lease liability – operating lease	$	37,846

10.   **SUBSEQUENT EVENTS**

On January 8, 2021, the Company distributed $22,000,000 to its member.